EXCO Resources, Inc.

12377 Merit Drive, Suite 1700

Dallas, Texas 75251

October 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: John Reynolds

Re:	EXCO Resources, Inc.
Request to Withdraw Registration Statement on Form S-3 File No. 333-219641

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EXCO Resources, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-219641), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on August 2, 2017 to register the resale of (i) up to 2,745,754 common shares that have been issued to the selling shareholders named therein (the “Selling Shareholders”) as payment-in-kind, or PIK, interest payments on our outstanding 1.75 Lien Term Loans due October 26, 2020, or 1.75 Lien Term Loans, (ii) up to 46,686,177 common shares that may be issued to the selling shareholders as future PIK interest payments on our outstanding 8.0% / 11.0% 1.5 Lien Senior Secured PIK Toggle Notes due 2022, or 1.5 Lien Notes, and 1.75 Lien Term Loans and (iii) up to 23,262,362 common shares that may be issued to the selling shareholders upon the exercise of warrants ((i), (ii) and (iii) collectively, the “Shares”) by the selling shareholders. The Shares are being removed from registration because they are no longer being offered or sold pursuant to the Registration Statement. No securities were sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our General Counsel, Heather L. Summerfield, at (214) 210-8397.

Sincerely,

EXCO Resources, Inc.

/s/ Harold L. Hickey
Name: Harold L. Hickey
Title: CEO & President

cc: Heather L. Summerfield